Exhibit 99.1

CRESCO LABS TO ACQUIRE THREE HIGH-PERFORMING PENNSYLVANIA DISPENSARIES

CHICAGO – September 23, 2021 — Cresco Labs Inc. (CSE:CL) (OTCQX:CRLBF) (“Cresco Labs” or “the Company”), a vertically integrated multistate operator and the number one U.S. wholesaler of branded cannabis products, announced today the execution of a definitive agreement to acquire 100% of the outstanding equity interests in Bay, LLC d/b/a Cure Pennsylvania (“Cure Penn”) for an aggregate consideration equal to US$90 million (the “Transaction”). The Transaction is expected to close in Q4 of 2021.

“As we implement localization strategies tailored to state level dynamics, this Transaction with Cure Penn is expected to expand our retail footprint in Pennsylvania, increase profitability, and strengthen our wholesale leadership position in the state. We’re thrilled to continue executing our playbook of achieving depth in strategic markets via rigorous capital allocation,” said Charlie Bachtell, CEO and Co-Founder of Cresco Labs. “The Cure Penn team has developed a high-performing retail platform across three dispensaries that sets up another immediately accretive acquisition for Cresco Labs. We’ve proven our ability to drive incremental top and bottom-line growth from the implementation of Sunnyside’s best-in-class operating model, and we look forward to growing our house of brands which are already among the most sought after by patients in Pennsylvania.”

Operational Highlights

•	Three operational Cure Penn dispensaries in Lancaster, Phoenixville, and Philadelphia

•	Cure Penn dispensary locations will be incremental and complementary to Cresco Labs’ four existing Sunnyside dispensaries in Pennsylvania

•	A retail platform that outperforms the average revenues per-store in Pennsylvania.

Transaction Details

The aggregate consideration amount for the Transaction is equal to Ninety Million Dollars (US$90,000,000) and will be satisfied at closing through the payment of cash and stock. The Transaction will be completed on a cash-free, debt-free basis with a mutually agreed upon normalized target level of working capital. The closing of the Transaction is subject to, among other things, the approval and receipt of all required CSE and regulatory approvals.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco, High Supply, Mindy’s Edibles, Good News, Remedi, Wonder Wellness Co. and FloraCal Farms. Sunnyside, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to the ability of the Company and Cure Penn to satisfy the conditions precedent to the closing of the Transaction on the intended timeline, the ability of the Company to realize the intended benefits of the Transaction and the timing thereof, the focus of management’s time and attention of both the Company and Cure Penn on the Transaction and other disruptions resulting from the Transaction and those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 filed on March 26, 2021, and other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Jake Graves, Cresco Labs

Manager, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com